

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Renee L. Wilm
Chief Legal Officer & Chief Administrative Officer
Atlanta Braves Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Atlanta Braves Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **April 6, 2023**
> **File No. 333-268922**

Dear Renee L. Wilm:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed April 6, 2023

Questions and Answers, page 15

1. Please revise this section to clarify that a receipt of the Ruling from the Internal Revenue Service will not be necessary to effect the Split-Off Transaction. In this regard, we note that you had applied for the Ruling from the IRS, but the Split-Off is no longer conditioned on the receipt of such Ruling.

<u>Splitco Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations - Years Ended December 31, 2022 and 2021</u>
<u>Baseball revenue, page 175</u>

2. Referencing the bankruptcy proceeding filed by Diamond Sports Group in March 2023 and its potential impact on broadcast revenues for ANLBC, please disclose if these uncertainties have had or that are reasonably likely to have a material unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

<u>Item 21. Exhibits And Financial Statement Schedules, page II-3</u>

3. We note that exhibit 5.1 indicates that counsel will opine on your Class A, Class B and Class C common stock. However, the registration statement and filing fee table indicate that you are registering Series A, Series B and Series C common stock. Revise to reconcile.

4. Please have counsel remove the reference to "certain" U.S. federal income tax consequences in your tax opinion filed as exhibit 8.1. Please also revise to have counsel consent to all references to them in the prospectus, including under the section entitled "Legal Matters." As a related matter, we note that exhibit 8.1 references the "conditions, limitations, assumptions and qualifications set forth in the Registration Statements." In this regard, if counsel is providing a "long form" opinion, please have counsel remove such qualifying language and include the assumptions and qualifications in the opinion. Refer to Sections III.B, III.C.1 and IV of Staff Legal Bulletin No. 19.

5. We also note that your exhibit 8.1 tax opinion relies "upon the statements and representations set forth in . . . the Malone Representation Letter." Clarify whether counsel relied on the Malone Representation Letter for factual matters discussed in the Registration Statement.

You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brophy Christensen